UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

2 March 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F	FORM 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES	NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

Operational excellence in networks, Tax investigations reach conclusions, 27 February 2006

TNT's Supervisory Board closes investigation into possible illegal acts, 27 February 2006

TNT N.V. - Buyback of ordinary shares, 27 February 2006

TNT N.V. - Buyback of ordinary shares, 28 February 2006

TNT N.V. - Buyback of ordinary shares, 1 March 2006

27 February 2006

Operational excellence in networks
Tax investigations reach conclusions

Fourth Quarter:

All-time high margin in Express Segment of 10.3%
•	Double digit underlying revenue growth

Mail achieves 18.8% operating margin

Full Year and ‘Focus on Networks’:

Strong operating results from continuing activities
•	A record 8.9% full year margin in Express Segment
•	Mail achieves 19.5% margin, full year

Dividend up 10.5%, from 57 cents to 63 cents

Good progress on ‘Focus on Networks’ strategy
•	Asian network expansion; Hoau agreement signed today
•	Logistics exit on track; division stable during sale process
•	€ 1 billion share repurchase - € 583 million completed by 22 February 2006

Key numbers	Q4 2005	Q4 2004	% Change	FY 2005	FY 2004	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	2,775	2,690	3.2%	10,105	9,106	11.0%
Operating income (EBIT)	322	320	0.6%	1,159	1,116	3.9%
Profit from continuing operations	205	200	2.5%	772	721	7.1%
Profit/(loss) from discontinued operations	(96)	10	-1060.0%	(111)	31	-458.1%
Profit/(loss) attributable to the shareholders	108	209	-48.3%	659	752	-12.4%
Net cash from operating activities	330	164	101.2%	984	708	39.0%
EPS (in € cents)	23.8	44.1	-46.0%	145.0	158.9	-8.7%
EPS from continuing operations (in € cents)	44.9	42.0	6.9%	169.5	152.3	11.3%
Dividend per share (in € cents)	41	37	10.8%	63	57	10.5%

CEO Peter Bakker:

”TNT ended the year with very satisfying results from its network businesses: a record margin in Express with strong top-line growth and Mail achieving a great margin, thanks to its relentless pursuit of operational efficiency. It was also good to see next day delivery quality push ahead a little, to almost 97%.

In December, we launched the “Focus” strategy aimed at exploiting TNT’s operational excellence in network management. The Logistics exit is on track and the business remains stable, testifying to the professionalism of its people.

I am pleased that the tax investigations have reached conclusions, allowing us to remove uncertainty by announcing the estimated financial impact of the investigations. We take no additional accruals and the estimated contingent tax liability is € 150 million to € 550 million.”

Summary – Focus on Networks
TNT reports strong operational performance from its network businesses. Full year revenues from continuing operations were € 10.1 billion, an 11.0% increase on last year, with operating income of € 1.2 billion, a 3.9% increase. Profit attributable to the shareholders was € 659 million after deducting a € 111 million loss from discontinued operations. The full year dividend is € 0.63 per share (interim € 0.22, final € 0.41), a 10.5% increase on last year.

The main event of the fourth quarter was the announcement of the ‘Focus on Networks’ strategy, designed to exploit the inherent attractiveness of network business, TNT’s particular network management expertise and leverage opportunities based on TNT’s network portfolio. In line with this strategy, our reporting focuses on Mail and Express. Express includes the Express Business Segment, which itself includes the Innight business transferred from Logistics, and the Freight Management Segment. Logistics, excluding Freight Management and Innight, is reported as discontinued operations. Focus has made good progress:

Focus on Networks. The 50th service-partner-operated depot opened in the China domestic network, augmenting the 25 existing TNT international depots. We recently announced the launch of domestic express operations in India, targeting over 144 office locations by the end of the year and, last month, we completed the acquisition of the Spanish express company, TG+, consolidating our European position. Today we announce the signing of the framework agreement for the acquisition of the Chinese freight and parcels company, Hoau.

Exit Logistics. An information memorandum has been issued to interested parties and the sale process is on track. Business remains stable. On 10 February 2006, we completed the final part of the previously announced sale of the French operations. The French disposals were completed on time and in line with expected financial parameters.

Optimise Capital Structure. Under the € 1 billion share repurchase, by 31 December, we had repurchased 9 million shares at a cost of € 231 million. We subsequently repurchased 13 million shares at cost of € 352 million, up until 22 February 2006.

Review of continuing operations
In the fourth quarter, organic revenue growth momentum in the Express Business Segment remained strong - the reported increase was 2.0%, but adjusting for the six fewer working days, the underlying growth was 10.0%. As seen in previous quarters, international, rather than domestic, flows dominated the growth. The operating margin of 10.3% represented an all-time high, despite the first-time inclusion of the Innight activities. The margin excluding Innight would have been 10.7%. Network optimisation continued, with a five percentage point increase in air utilisation to 81.5%.

Freight Management Segment revenues were 3.2% lower than last year on an organic basis, due to some customer losses.

Mail recorded a 3.8% revenue increase, most of which was organic. European Mail Networks grew 21.4% organically, mostly through the expansion of the UK and German addressed mail activities. In the Netherlands, reported addressed mail volumes declined by 5.6%, but the day-count adjusted number represented a small volume increase, helped by special mailings as a result of pension and healthcare legislation changes. The margin was strong at 18.8%. Pension costs remained some € 20 million per quarter higher than last year. However this year’s result benefited from particularly strong masterplan savings.

Financial review
Fourth quarter operating income was € 322 million, 0.6% above last year, after charging non-allocated costs of € 42 million, which were € 7 million higher than last year impacted by the costs of tax investigations. The net financial expense was € 8 million. Income taxes of € 109 million represented an effective tax rate of 34.7%, almost two percentage points lower than last year due mainly to a drop in the Dutch statutory rate. The resulting profit from continuing operations was € 205 million, € 5 million up on last year. The loss from discontinued operations was € 96 million and the profit attributable to the shareholders was € 108 million.

2006 guidance
In the Express Business Segment, we expect revenue growth to increase to around 10% for the full year 2006, including the effects of the TG+ acquisition. We expect the operating margin to lie within the range 9.0% to 9.5%, including the effects of the currently lower margin TG+ and Innight operations. Our 2007 operating margin target is 10%.

In the Freight Management Segment, we expect an operating margin of around 2%, up from the 1.4% in 2005, with high-single-digit revenue growth.

Mail is expected to show a small increase in revenues in 2006. The forecast margin for Mail in total is around 18%. The softening of this margin compared with 2005 is explained by the business mix (i.e. the increase in EMN revenues), start up expenses in EMN and an easing of the pace of masterplan savings in Mail Netherlands, which were above trend in 2005. In EMN itself, we expect 20% to 25% revenue growth, with a mid-single-digit operating margin percentage.

Tax investigations
Contingent liabilities estimated to be between € 150 million and € 550 million

In 2005, TNT continued to investigate and analyse its global tax position. Key tax matters under investigation or analysis include company residency issues, mainly dating prior to the acquisition of TNT Ltd; restructuring issues following the acquisition of TNT Ltd and a variety of transfer pricing matters.

We have not received any assessments relating to the items under investigation or analysis. However, we currently estimate the realistic range of our total contingent liability in this regard to be between € 150 million and € 550 million. The range reflects the most realistic estimate of the company’s risk in its tax position and is supported by strong independent external advice. However this range does not reflect a current liability since we believe that is unlikely that we will have any liabilities for these matters beyond what we have accrued to date.

Although we believe that the assumptions supporting our estimates are realistic and are all supported by strong external advice, our ultimate liability, if any, in connection with these matters will depend on any assessments from tax authorities raised, the result of any negotiations with the relevant tax authorities and the outcome of any related litigation.

More information about our tax investigations and analyses can be found in our Form 20-F, which can be accessed through our website www.tnt.com.

Significant events since the third quarter

31 October	Strategic co-operation with Japan Post announced

31 October	Plans to add two Boeing 747’s to fleet, linking Europe and Asia

1 November	Global Collect sold

1 December	Majority of Logistics France to be sold to Norbert Dentressangle

6 December	`Focus on Networks’ strategy launched. € 1 billion share repurchase

6 December	TNT in advanced negotiations to buy Hoau, China’s leading domestic freight and parcels operator

12 December	Hermes and TNT agree on strategic co-operation

14 December	TNT website ranks best in Europe

15 December	TNT wins multimillion contract with Karstadtquelle

16 December	New CFO nominated – Henk van Dalen

2 January	Sale of Ladoux – part of Logistics France

3 January	Innight service expands into Czech Republic and Slovakia

18 January	Spanish express business acquired –TG+

27 January	Sale of part of Nicolas – part of Logistics France

1 February	India domestic launched

10 February	Sale of last part of Logistics France –Mendy

20 February	TNT announced its intention to delist from the London Stock Exchange and the Frankfurt Stock Exchange

‘Focus on Networks’ realignment of segments
The table below illustrates the realignment of TNT that resulted from the ‘Focus on Networks’ strategy. The numbers shown are on the basis of the 2005 full year results. The pre Focus analysis shows how the group would have looked organised into the previous three divisions of Mail, Express and Logistics. The post Focus analysis is the basis upon which we now prepare our financial reporting, with the continuing Mail, Express and Freight Management segments and the discontinued operations. Note that the inclusion of Innight dilutes the Express Business Segment margin by 30 basis points. Note also that, under IFRS, from date of the ‘Focus’ announcement on 6 December 2005, depreciation on discontinued operations ceases.

Group Summary	Q4 2005	Q4 2004		% Change
	€ mil	€ mil	Operational	Fx	Total
Revenues	2,775	2,690	1.6%	1.6%	3.2%
Operating income (EBIT)	322	320	-0.3%	0.9%	0.6%
Profit from continuing operations	205	200	0.0%	2.5%	2.5%
Profit/(loss) from discontinued operations	(96)	10	-1060.0%	0.0%	-1060.0%
Profit/(loss) attributable to the shareholders	108	209	-52.2%	3.9%	-48.3%

Divisional Summary	Q4 2005	Q4 2004		% Change
	€ mil	€ mil	Operational	Fx	Total

Mail
Revenues	1,132	1,091	3.4%	0.4%	3.8%
Operating income (EBIT)	213	216	-1.4%	0.0%	-1.4%
Operating margin	18.8%	19.8%

Express
Express Business Segment*
Revenues	1,437	1,376	2.1%	2.3%	4.4%
Operating income (EBIT)	148	134	7.4%	3.0%	10.4%
Operating margin	10.3%	9.7%

Freight Management
Revenues	213	220	-5.9%	2.7%	-3.2%
Operating income (EBIT)	3	5	-60.0%	20.0%	-40.0%
Operating margin	1.4%	2.3%

Non-allocated	(42)	(35)	-25.7%	5.7%	-20.0%

Operating income (EBIT)	322	320	-0.3%	0.9%	0.6%

*	Comparative figures have been adjusted to reflect the transfer of Innight services from our discontinued Logistics business to Express in 2005.

Group Summary	FY 2005	FY 2004		% Change
	€ mil	€ mil	Operational	Fx	Total
Revenues	10,105	9,106	10.6%	0.4%	11.0%
Operating income (EBIT)	1,159	1,116	3.5%	0.4%	3.9%
Profit from continuing operations	772	721	6.0%	1.1%	7.1%
Profit/(loss) from discontinued operations	(111)	31
Profit/(loss) attributable to the shareholders	659	752	-13.9%	1.5%	-12.4%

Divisional Summary	FY 2005	FY 2004		% Change
	€ mil	€ mil	Operational	Fx	Total

Mail
Revenues	3,984	3,892	2.3%	0.1%	2.4%
Operating income (EBIT)	777	806	-3.6%	0.0%	-3.6%
Operating margin	19.5%	20.7%

Express
Express Business Segment*
Revenues	5,334	4,923	7.7%	0.6%	8.3%
Operating income (EBIT)	474	375	25.1%	1.3%	26.4%
Operating margin	8.9%	7.6%

Freight Management
Revenues	789	279	180.3%	2.5%	182.8%
Operating income (EBIT)	11	6	66.6%	16.7%	83.3%
Operating margin	1.4%	2.2%

Non-allocated	(103)	(71)	-46.5%	1.4%	-45.1%

Operating income (EBIT)	1,159	1,116	3.5%	0.4%	3.9%

*	Comparative figures have been adjusted to reflect the transfer of Innight services from our discontinued Logistics business to Express in 2005.

Strong margin of 18.8%, despite increased pension costs
High EMN organic revenue growth of 21.4%
Dutch addressed volumes increase by 0.2%, day-count adjusted, lifted by special mailings

Mail Summary	Q4 2005	Q4 2004	% Change	FY 2005	FY 2004	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	1,132	1,091	3.8%	3,984	3,892	2.4%
Operating income (EBIT)	213	216	-1.4%	777	806	-3.6%
Operating margin	18.8%	19.8%		19.5%	20.7%

Revenues in Mail were up 3.8% in the fourth quarter; 2.7% of this was organic and most of the remainder came from the Dutch mailing house acquisition (Euro Mail) in the third quarter. Whilst EMN remained the main top-line growth provider, Mail Netherlands was also in positive territory helped by price mix effects. Addressed mail volume gains in EMN off-set volume declines in Mail Netherlands. In fact, EMN addressed volumes were at twice last year’s level. Volumes were affected by six fewer working days in the quarter.

The operating margin of 18.8% was a strong performance in view of the 1.8 percentage point impact of the higher pension costs in the Netherlands. An ‘above trend’ masterplan saving of € 35 million did help the result, with the largest contributions from sequence sorting (all of the new machines are now successfully in operation) and the general overhead masterplan.

Revenue Analysis	Q4 2005	Q4 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Mail Netherlands	750	738	1.6%	1.7%	-0.1%	0.0%
Cross-border Mail	146	154	-5.2%	-7.1%	0.0%	1.9%
European Mail Networks	171	140	22.1%	21.4%	0.0%	0.7%
Data and Document Management	65	59	10.2%	-5.1%	15.3%	0.0%
Mail	1,132	1,091	3.8%	2.7%	0.7%	0.4%

Revenue Analysis	FY 2005	FY 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Mail Netherlands	2,647	2,652	-0.2%	-0.2%	0.0%	0.0%
Cross-border Mail	515	551	-6.5%	-6.9%	0.0%	0.4%
European Mail Networks	597	484	23.3%	23.1%	0.0%	0.2%
Data and Document Management	225	205	9.8%	0.5%	9.3%	0.0%
Mail	3,984	3,892	2.4%	1.8%	0.5%	0.1%

In Mail Netherlands, adjusted for day-count effects, addressed volumes increased by 0.2% in the fourth quarter. The growth drivers were the mailings associated with changes in pension and healthcare legislation. The increase in domestic mail was 3.0% and the decline in direct mail was 4.5%. The unadjusted numbers were declines of 3.8% in domestic and 8.5% in direct mail. A favourable price mix effect added to the revenue growth.

Cross Border organic revenues declined by around 3.9%, adjusted for day-count, or 7.1% as reported. The competitive environment remained tough.

Revenue growth in Data and Document Management came from the acquisition effect of ‘Euro Mail’. Organically, revenues were down around 3.2%, day count adjusted, or 5.1% as reported. Price pressure in this predominantly Netherlands-based business remains high. The growth momentum in European Mail Networks continues. Organic revenues were up around 26.0%, day-count adjusted, or 21.4% as reported. As with previous quarters, the UK and German addressed mail businesses were the main growth engines. These units continue to improve sortation and coverage capabilities, and win new contracts. The unaddressed business faced tough competition around Europe.

Record operating margin of 10.3% in Express Business Segment
Double-digit revenue growth, day-count adjusted
International outpacing domestic flows

Express Business Segment*	Q4 2005	Q4 2004	% Change	FY 2005	FY 2004	% Change
Summary	€ mil	€ mil		€ mil	€ mil
Revenues	1,437	1,376	4.4%	5,334	4,923	8.3%
Operating income (EBIT)	148	134	10.4%	474	375	26.4%
Operating margin	10.3%	9.7%		8.9%	7.6%

*	Comparative figures have been adjusted to reflect the transfer of Innight services from our discontinued Logistics business to Express in 2005.

In the Express Business Segment, a record high margin was reached, this time 10.3%, or 10.7% excluding Innight (which represents 4.4% of the segment’s revenues). Despite tough trading conditions, strong underlying revenue growth was maintained, thanks to the quality of the TNT Express brand and its operations. Organic revenue growth was 2.0%, as reported, or 10.0% adjusted for the six fewer working days.

We continued to see that the growth in international flows significantly outpaced domestic, reflecting the disparity between international trade and the rather mixed domestic European economies. The focus on network optimisation made further contributions to the margin improvement. Aircraft utilisation reached 81.5%, up from 76.3% in the third quarter.

Revenue Analysis	Q4 2005	Q4 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Express Europe*	1,153	1,121	2.9%	1.7%	0.2%	1.0%
Express Rest of the World	284	255	11.4%	3.2%	0.0%	8.2%
Express Business Segment	1,437	1,376	4.4%	2.0%	0.1%	2.3%

* Comparative figures have been adjusted to reflect the transfer of Innight services from our discontinued Logistics business to Express in 2005.

Revenue Analysis	FY 2005	FY 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Express Europe*	4,349	4,041	7.6%	7.4%	0.2%	0.0%
Express Rest of the World	985	882	11.7%	8.6%	0.0%	3.1%
Express Business Segment	5,334	4,923	8.3%	7.6%	0.1%	0.6%

*	Comparative figures have been adjusted to reflect the transfer of Innight services from our discontinued Logistics business to Express in 2005.

In Europe, the organic revenue growth was 9.9%, day-count adjusted, an improvement on the third quarter rate of 8.1%. The unadjusted number was 1.7%. Amongst the larger business units, Italy, Benelux and Germany were best performers. France and the UK were slower due mainly to the domestic economies. Most of the business units in Eastern Europe achieved double digit growth. In the European networks, road volumes grew by more than twice the rate of air volumes, and the weight per consignment continued to increase. Revenue yield was positive for the 25th consecutive quarter.

The Rest of World organic growth was 10.4%, day- count adjusted, also a slight improvement on the Q3 rate. The unadjusted growth rate was 3.2%. The trends were almost identical to those in the third quarter – the underlying growth in China and the Middle East was around 25%, South East Asia and the Americas saw solid growth, and Australia was less firm, affected by the weak domestic economy.

Freight Management Summary	Q4 2005	Q4 2004	% Change	FY 2005	FY 2004	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	213	220	-3.2%	789	279	182.8%
Operating income (EBIT)	3	5	-40.0%	11	6	83.3%
Operating margin	1.4%	2.3%		1.4%	2.2%

Revenues in Freight Management were 3.2% lower than last year on an organic basis, due to some customer losses. The phasing of integration costs was the main explanation for the margin decline compared with last year, but the result was consistent with our guidance.

Freight Management Revenues	2005	2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Fourth quarter	213	220	-3.2%	-3.2	-2.7%	2.7%
Full year	789	279	182.8%	-1.4	181.7%	2.5%

The revenue information on discontinued operations, described below, is excluded from group revenues. The post-tax profit from discontinued operations, also described below, is included in the group’s consolidated statement of income on a separate line ‘profit/(loss) from discontinued operations’.

Logistics exit on track; French disposals completed
Revenue declines mainly in France and UK, but pipeline at 2 year high
Operating performance consistent with guidance

Fourth Quarter Trading

Revenues declined by 2.2% in total. There was a 6.5% organic decline, a 0.3% decrease resulting from business disposals, and a positive currency effect. The day-count effect on revenues was around 5% adverse. The principal sources of organic decline were the French operations, now no longer part of the group, and the UK, where the contract losses mentioned in previous quarters took their toll. There was a smaller decline in North America, following the strong growth rates of the previous year although, day-count adjusted, the revenues were similar to last year’s level. The main sources of growth were Australia, China, Asia and South America.

Business development showed some improvement – the pipeline stood at € 1.5 billion, a two year high and 67% up on last year – and contract wins (€ 100 million of annualised revenues) exceeded terminations (€ 40 million). The wins were mainly in FMCG, with smaller contributions from the automotive, industrial and electronics sectors.

Revenue Analysis	Q4 2005	Q4 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Logistics Europe	629	691	-9.0%	-9.6%	-0.4%	1.0%
Logistics North America	171	159	7.5%	-5.1%	0.0%	12.6%
Logistics Rest of the World	122	93	31.2%	14.0%	0.0%	17.2%
Discontinued Logistics Business	922	943	-2.2%	-6.5%	0.3%	4.6%

Revenue Analysis	FY 2005	FY 2004	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Logistics Europe	2,469	2,632	-6.2%	-6.3%	0.1%	0.0%
Logistics North America	660	595	10.9%	9.2%	0.0%	1.7%
Logistics Rest of the World	427	354	20.6%	12.1%	0.0%	8.5%
Discontinued Logistics Business	3,556	3,581	-0.7%	-1.9%	0.1%	1.1%

Loss from Discontinued Operations – Full Year

The loss from discontinued operations for the full year was €111 million, after charging € 63 million of net financial expense, which included € 51 million payable to group companies included in continuing operations and €12 million to third parties. The tax charge was €31 million. The operating income of € 17 million, negative, consisted of a € 154 million loss in relation to French operations and a € 137 million profit in relation to the other discontinued operations. The French amount included € 102 million of costs associated with the sale of businesses, € 18 million of restructuring charges and

€ 3 million of asset impairments. The French operations generated € 212 million of revenues.

Excluding France, discontinued operations generated € 3,344 million of revenues, with an operating margin of 4.1%. If we had left the Innight activities in Logistics and charged a full year’s depreciation (depreciation ceased on 6 December due to the decision to discontinue operations), the operating margin would have been 3.7%.

Consolidated statements of income	Q4 2005	Q4 2004	FY 2005	FY 2004
	€ mil	€ mil	€ mil	€ mil

Net sales	2,756	2,694	10,050	9,077
Other operating revenues	19	(4)	55	29
Total revenues	2,775	2,690	10,105	9,106

Other income	13	0	38	8

Cost of materials	(117)	(109)	(408)	(342)
Work contracted out and other external expenses	(1,161)	(1,125)	(4,196)	(3,557)
Salaries and social security contributions	(886)	(867)	(3,413)	(3,248)
Depreciation, amortisation and impairments	(91)	(92)	(320)	(303)
Other operating expenses	(211)	(177)	(647)	(548)
Total operating expenses	(2,466)	(2,370)	(8,984)	(7,998)

Operating income	322	320	1,159	1,116

Interest and similar income	22	84	115	99
Interest and similar expenses	(30)	(90)	(121)	(117)

Net financial (expense)/income	(8)	(6)	(6)	(18)
Results from investments in associates	0	1	(2)	(2)

Profit before income taxes	314	315	1,151	1,096
Income taxes	(109)	(115)	(379)	(375)

Profit from continuing operations	205	200	772	721

Profit/(loss) from discontinued operations	(96)	10	(111)	31

Profit for the period	109	210	661	752
Attributable to:
Minority interests	1	1	2	0
Shareholders	108	209	659	752

EPS (in € cents)*	23.8	44.1	145.0	158.9

Number of employees	128,307	130,262
Full time equivalent employees	89,362	89,265

*	Based on an average number of 454.4 million ordinary shares, including ADS (2004: 473.4 million)

€ mil	Q4 2005	Q4 2004

MAIL

Mail Netherlands
Revenues	750	738
Growth %	1.6%
Organic	1.7%
Acquisition / Disposal	-0.1%
Fx	0.0%

Adressed mail pieces (millions)	1,480	1,567
Growth %	-5.6%	3.4%
Working days	64	70

Cross-border Mail
Revenues	146	154
Growth %	-5.2%
Organic	-7.1%
Acquisition / Disposal	0.0%
Fx	1.9%

European Mail Networks
Revenues*	171	140
Growth %	22.1%
Organic	21.4%
Acquisition / Disposal	0.0%
Fx	0.7%

Data and Document Management
Revenues*	65	59
Growth %	10.2%
Organic	-5.1%
Acquisition / Disposal	15.3%
Fx	0.0%

Total Mail
Revenues	1,132	1,091
Growth %	3.8%
Organic	2.7%
Acquisition / Disposal	0.7%
Fx	0.4%

Operating income (EBIT)	213	216
Operating margin	18.8%	19.8%

*	Figures for 2004 have been adjusted to reflect the impact of the transfer of Dimar Sro from Data and Document Management to European Mail Networks per 1 January 2005.

€ mil	Q4 2005	Q4 2004

EXPRESS BUSINESS SEGMENT & FREIGHT MANAGEMENT

Express Europe
Revenues*	1,153	1,121
Growth %	2.9%
Organic	1.7%
Acquisition / Disposal	0.2%
Fx	1.0%

Core consignments (mil)	37.7	39.0
Core kilos (mil)	647.9	636.4
Core revenue quality yield improvement	2.7%	4.2%

Express Rest of the W orld
Revenues	284	255
Growth %	11.4%
Organic	3.2%
Acquisition / Disposal	0.0%
Fx	8.2%

Express Business Segment
Revenues *	1,437	1,376
Growth %	4.4%
Organic	2.0%
Acquisition / Disposal	0.1%
Fx	2.3%

Working days	64	70

Operating income (EBIT) *	148	134
Operating margin	10.3%	9.7%
* Comparative figures have been adjusted to reflect the transfer of Innight services from our discontinued Logistics business to Express in 2005.

Freight Management
Revenues	213	220
Growth %	-3.2%
Organic	-3.2%
Acquisition / Disposal	-2.7%
Fx	2.7%

Operating income (EBIT)	3	5
Operating margin	1.4%	2.3%

€ mil	Q4 2005	Q4 2004

DISCONTINUED LOGISTICS BUSINESS

Logistics Europe
Revenues *	629	691
Growth %	-9.0%
Organic	-9.6%
Acquisition / Disposal	-0.4%
Fx	1.0%

Logistics North America
Revenues	171	159
Growth %	7.5%
Organic	-5.1%
Acquisition / Disposal	0.0%
Fx	12.6%

Logistics Rest of the W orld
Revenues	122	93
Growth %	31.2%
Organic	14.0%
Acquisition / Disposal	0.0%
Fx	17.2%

Total Discontinued Logistics Business
Revenues *	922	943
Growth %	-2.2%
Organic	-6.5%
Acquisition / Disposal	-0.3%
Fx	4.6%

Revenues by Sector *
Automotive	359	363
Tyres	49	45
FMCG	134	168
Hi-tech electronics	114	115
Publishing / media	65	73
Other	201	179

Operating income (EBIT) *	(72)	40
Operating margin	-7.8%	4.2%

*	Comparative figures have been adjusted to reflect the transfer of innight services and Freight Management business from our discontinued Logistics business to express in 2005.

	Q4 2005	Q4 2004	FY 2005	FY 2004
	€ mil	€ mil	€ mil	€ mil

Profit before income taxes	314	315	1,151	1,096
Adjustments for:
Depreciation, amortisation and impairments	91	92	320	303
Share based payments	2	1	8	5
Investment income:
Profit /loss on sale of property, plant and equipment	(25)	11	(38)	(5)
Interest and similar income	(23)	(37)	(115)	(99)
Foreign exchange gains	1	1	2	2
Foreign exchange (losses)	0	0	0	0
Interest and similar expenses	29	43	119	115
Results from investments in associates	0	(1)	2	2
Changes in provisions:
Pension liabilities	(40)	(109)	(123)	(254)
Other provisions	32	(3)	52	13
Changes in working capital:
Inventory	0	4	(2)	6
Accounts receivable	(127)	(72)	(164)	(53)
Other current assets	35	29	(3)	12
Trade payables	28	38	(77)	23
Other current liabilities excl. short term financing and taxes	71	55	66	33

Cash generated from operations	388	367	1,198	1,199
Interest paid	(27)	(60)	(84)	(87)
Income taxes paid	(31)	(143)	(130)	(404)

Net cash from operating activities	330	164	984	708

Acquisition of group companies (net of cash)	(4)	(12)	(36)	(196)
Disposals of group companies and joint ventures	(5)	0	(5)	0
Investment in associates	(1)	(7)	(13)	(11)
Disposals of associates	0	0	3	1
Capital expenditure on intangible assets	(31)	(24)	(80)	(59)
Disposal of intangible assets	(2)	2	1	2
Capital expenditure on property, plant and equipment	(80)	(86)	(233)	(225)
Proceeds from sale of property, plant and equipment	24	(10)	43	21
Other changes in (financial) fixed assets	14	183	18	164
Changes in minority interests	0	0	(3)	2
Interest received	11	17	40	33

Net cash used in investing activities	(74)	63	(265)	(268)
Repurchase of shares	(214)	(151)	(473)	(151)
Other equity changes	24	(3)	16	3
Proceeds from longterm borrowings	10	2	28	5
Repayments to longterm borrowings	0	(56)	(2)	(69)
Proceeds from shortterm borrowings *	14	9	14	8
Repayments to shortterm borrowings	20	(23)	(69)	(56)
Proceeds from finance lease	4	9	7	11
Repayments to finance lease	(1)	(3)	(4)	(9)
Dividends paid	0	0	(268)	(237)
Financing relating to our discontinued logistics business	(68)	77	(28)	211

Net cash used in financing activities	(211)	(139)	(779)	(284)

Changes in cash	45	88	(60)	156
Cash at the beginning of the period as reported in 2004	511	552	633	470
of which discontinued	0	(77)	(71)	(60)
Cash at beginning of the period	511	475	562	410
Adoption of IAS 32/39 per I January 2005 *	0	0	46	0
Exchange rate differences	3	(1)	11	(4)
Changes in cash	45	88	(60)	156
Cash at end of period	559	562	559	562

*	On adoption of IAS32 as of 1 January 2005, bankoverdraft of €46 million was no longer netted off from cash and cash equivalents.

	31 Dec	01 Jan	[1,2]
	2005	2005
	€ mil	€ mil

Goodwill	1,626	2,425
Other intangible assets	212	218
Intangible assets	1,838	2,643

Land and buildings	805	960
Plant and equipment	313	464
Other	390	453
Construction in progress	44	47
Property, plant and equipment	1,552	1,924
Investments in associates	47	84
Other loans receivable	13	21
Deferred tax assets	188	253
Prepayments and accrued income	25	142
Financial fixed assets	273	500

Total non-current assets	3,663	5,067

Inventory	29	46
Accounts receivable	1,471	1,927
Income tax receivable	78	162
Prepayments and accrued income	218	393
Cash and cash equivalents	559	679
Total current assets	2,355	3,207
Assets held for sale	2,378

Total assets	8,396	8,274

Equity attributable to the equity holders of the parent	3,262	3,057
Minority interests	17	19
Total equity	3,279	3,076
Deferred tax liabilities	233	236
Provisions for pension liabilities	136	339
Other employee benefit obligations	49	75
Other provisions	105	100
Long-term debt	1,071	1,440
Accrued liabilities	14	39
Total non-current liabilities	1,608	2,229

Trade accounts payables	320	670
Short term provisions	29	49
Other current liabilities	571	816
Income tax payable	233	130
Accrued current liabilities	1,126	1,304
Total current liabilities	2,279	2,969
Liabilities related to assets classified as held for sale	1,230

Total liabilities and equity	8,396	8,274

1	Adjusted for the adoption as of 1 January 2005 of IAS 32 and IAS 39 on Financial instruments.
2	Certain balances have been reclassified in our consolidated balance sheet as at 1 January 2005 to conform with our 31 December 2005 presentation.

Capital expenditure on property, plant and equipment and other intangible assets

	Q4 2005	Q4 2004	FY 2005	FY 2004
	€ mil	€ mil	€ mil	€ mil

Mail	36	33	102	98
Express Business Segment	70	67	194	172
Freight Management	1	7	3	8
Non-allocated	4	3	14	6
Total	111	110	313	284

Movement in equity attributable to the equity holders of the parent

	Q4 2005	Q4 2004	FY 2005	FY 2004
	€ mil	€ mil	€ mil	€ mil

Opening balance	3,363	3,297	3,057	2,981
Effect of adoption of IAS 32/39	(9)	(268)	0	(268)
Profit/(loss) attributable to the shareholders	108	209	659	752
Foreign exchange effects and other	12	(29)	35	(29)
Other reserves	(212)	(152)	(221)	(142)
Cash dividend	0	0	(268)	(237)
Closing balance	3,262	3,057	3,262	3,057

Net debt

	31 Dec	01 Jan
	2005	2005
	€ mil	€ mil

Short-term debt	213	97
Long-term debt	1,071	1,435
Total interest bearing debt	1,284	1,532
Cash and cash equivalents	(559)	(679)
Net debt	725	853

Reconciliation as required under IFRS 1 (First time adoption IFRS)

	Shareholders'	Profit attributable
	equity [1]	to the shareholders [2]	[2]
	€ mil	€ mil

Reported under Dutch GAAP	2,765	667
Goodwill amortisation	135	135
Share based compensation		(6)
Other employee benefits	(34)	(3)
Employee benefits pensions	11	(38)
Minimum pension liability	454
Other	(6)	(3)
Reported under IFRS	3,325	752

[1]	As per 31 December 2004
[2]	For full year 2004

Profit attributable to the shareholders

	FY 2005	FY 2004
	€ mil	€ mil

Profit attributable to the shareholders under IFRS	659	752
Adjustments for:
Employee benefits	(16)	61
Employment schemes: cancellation of contract	0	(130)
Employment schemes and group reorganisation	0	(11)
Real estate sale	0	20
Depreciation and amortisation related to our discontinued logistics business	(8)	0
Other	(11)	(6)
Tax effect of adjustments	8	28

Profit attributable to the shareholders under US GAAP	632	714
of which related to discontinued operations	(152)	(25)
of which related to continued operations	784	739

Profit per ordinary share /ADS under US GAAP * (in € cents)	139.1	151.9

Profit per diluted ordinary share /ADS under US GAAP ** (in € cents)	138.5	151.7

*	Based on an average number of 454.7 million ordinary shares, including ADS (2004: 470.0 million).
** Based on an average number of 456.4 million diluted ordinary shares, including ADS (2004: 470.5 million).

Equity for the equity holders of the parent

	31 Dec	31 Dec
	2005	2004
	€ mil	€ mil

Total equity	3,279	3,344
Minority interest	(17)	(19)
Equity for the equity holders of the parent under IFRS	3,262	3,325

Adjustments for:
Employee benefits	18	34
Other long lived intangible assets	43	(45)
Other intangible assets amortisation	(10)	(7)
Repurchase of shares	0	(259)
Minimum pension liability	(587)	(454)
Depreciation and amortisation related to our discontinued logistics business	(8)	0
Other	(6)	(8)
Deferred taxes on adjustments	45	36
Equity for the equity holders of the parent under US GAAP	2,757	2,622

Contingent tax liabilities estimated to be between €150 million and €550 million

In 2005, TNT continued to investigate and analyse its global tax position. As a result we currently estimate the realistic range to reflect our total contingent liability in this regard is between €150 million and €550 million.

In early 2004, our Audit Committee, on behalf of our Supervisory Board, conducted an independent investigation regarding representations made to the UK tax authorities and to our independent auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late 1990s relating to one of our UK subsidiaries. The 2004 investigation concluded that not all relevant details in connection with these tax matters were adequately disclosed to the UK tax authorities and PricewaterhouseCoopers. In addition to this investigation, in 2004 our Audit Committee, with the assistance of external legal and tax advisors, conducted a review of other UK tax matters that arose from the same period. In August 2004, we submitted a report to the UK tax authorities pursuant to a procedure under UK law designed to ensure full disclosure of all relevant information to the UK tax authorities. In the first quarter of 2005, we reached a settlement with the UK tax authorities in relation to those matters without any further negative impact on our tax position in 2005.

As previously disclosed, since August 2004, we have been preparing an addendum to our original report to the UK tax authorities that will cover UK tax matters that were not the subject of the original investigation. We are in continuing discussions with the UK tax authorities in this connection, and we do not expect that these matters will be resolved with the UK tax authorities before the end of 2006.

In late 2005 and early 2006 our Audit Committee conducted an independent investigation with respect to whether illegal acts occurred in connection with certain past tax matters. Although the investigation concluded that such acts had occurred, we have determined that no provision or contingent liability is required as a result of this investigation.

We have also analysed and continue to analyse the tax positions of some of our subsidiaries with respect to other countries. Our investigations and analyses, which are ongoing, concern, among other things, the substance and implementation of tax structures set up in connection with the acquisition, in December 1996 (prior to our formation in 1998), by our former parent company of the Australian company TNT Limited through a UK subsidiary, and the integration and structuring of those and related businesses after our demerger in 1998. Some of these structures, which were set up in consultation with outside advisors, have been, or might be, challenged by various tax authorities.

An item that will be addressed in the addendum to our report to the UK tax authorities concerns whether some of our subsidiaries might have been resident in the United Kingdom prior to the acquisition of TNT Limited in December 1996 and, if so, whether tax on capital gains would have been due when the tax residency of those subsidiaries later may have moved to another European country. We are still investigating the residency of the relevant subsidiaries, but even if they were UK resident, we believe that the imposition of such a tax on capital gains would be impermissibly discriminatory under EU law. The addendum will also deal, among other things, with certain transfer pricing issues in respect of which on 9 February 2005 we made a payment on account to the UK tax authorities of €22 million. We charged this payment against a tax accrual that we recorded in 2004 in connection with this issue.

As part of a pilot publicly announced to the Dutch Parliament to which the Dutch Ministry of Finance and the Confederation of Netherlands Industry and Employers (VNO-NCW) are committed, we recently signed a compliance covenant with the Dutch tax authorities to self-assess and transparently discuss our past, present and future tax issues with the Dutch tax authorities. The Dutch tax authorities have agreed, in turn, to take a clear position on such issues swiftly. An example of what we expect to discuss is the group-wide finance structure we have applied in the past and the structure we intend to apply in the future. From the extensive review to date of our global tax position, on the basis of the facts and circumstances as currently known and advice received from external advisors, we currently believe that it is unlikely that we will incur an additional liability beyond what we have accrued to date, and thus we have not made any further accruals in connection with these matters in our financial statements for 2005. To date no assessments relating to the items under investigation or analysis have been raised, and it is difficult to assess if and when, and if so, for what amount, any particular assessment might be raised. Our interpretation of past facts and circumstances and relevant tax laws and regulations may be open to challenge. However, our positions have been and are supported by strong external specialist advice, both contemporaneous and present, on the basis of which we have reached our estimates.

Although we currently believe that it is unlikely that we will incur an additional liability beyond what we have accrued to date, we estimate that the realistic range to reflect our total contingent liability in this regard, including potential penalties and interest, is between €150 million and €550 million. This estimate incorporates our current assessment of the matters underlying the contingent liability disclosure in our audited financial statements for 2004. This estimate is based on a probability-weighted assessment of our estimated total theoretical liability. It has been tested against possible settlement negotiation scenarios. Altogether this estimate represents 25-30% of the non-probability weighted estimated theoretical maximum liability -- in the highly unrealistic scenario where all of our tax positions under investigation or analysis were successfully challenged, we and all relevant tax authorities were unable to reach any settlement whatsoever, and all of our positions were rejected by all relevant courts. We believe this is highly unlikely.

Our estimate of the realistic range of the total contingent liability of €150-€550 million involves a series of complex judgments about past and future events and relies on estimates and assumptions. Although we believe that the estimates and assumptions supporting our assessments are reasonable and are supported by external advice, our ultimate liability in connection with these matters will depend upon the assessments raised, the result of any negotiations with the relevant tax authorities and the outcome of any related litigation.

Financial Calendar 2006

Thursday	20 April, 2006	Annual General Meeting of shareholders

Wednesday	3 May, 2006	Publication of 2006 first quarter results

Monday	31 July, 2006	Publication of 2006 second quarter results

Monday	30 October, 2006	Publication of 2006 third quarter results

Additional information available at www.tnt.com/group

Mike Richardson
Director Investor Relation

Phone	+31 20 500 62 41
Fax	+31 20 500 75 15
Email	mike.richardson@tnt.com

David van Hoytema
Manager Investor Relations

Phone	+31 20 500 65 97
Fax	+31 20 500 75 15
Email	david.van.hoytema@tnt.com

Pieter Schaffels
Director Media Relations

Phone	+31 20 500 6171
Fax	+31 20 500 7520
Email	pieter.schaffels@tnt.com

Daphne Andriesse
Senior Press Officer Media Relations

Phone	+31 20 500 6224
Fax	+31 20 500 7520
Email	daphne.andriesse@tnt.com

José Driessen
Senior Press Officer Media Relations

Phone	+31 20 500 61 38
Fax	+31 20 500 7520
Email	jose.driessen@tnt.com

Published by:
TNT N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
P.O. Box 13000
1100 KG Amsterdam

Phone	+31 20 500 60 00
Fax	+31 20 500 70 00
Email	investorrelations@tnt.com
Internet	www.tnt.com/group

Some statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, estimates, forecasts, analyses and projections about the industries in which we operate and management's beliefs and assumptions about future events. In addition to the assumptions specifically mentioned in this press release, important factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, the results and the timing of the conclusion of our tax investigations and our discussions or disagreements with other tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

27 February 2006

TNT's Supervisory Board closes investigation into possible illegal acts

-	The investigation concluded that the integrity of past and present members of the Board of Management and current senior staff, reporting to the Board of Management, is not in doubt

-	No financial provision or contingent liability required as a result of this investigation

-	The investigation concluded that some illegal acts had taken place

-	Remedial actions are being taken

TNT N.V.'s Audit Committee and Supervisory Board have received the report of the Audit Committee's independent counsel, Gibson, Dunn & Crutcher LLP, with respect to its investigation into whether illegal acts occurred at TNT, and the responsibility for such acts, in connection with certain past tax matters. The investigation determined that some illegal acts had taken place. The investigation further concluded that the integrity of present and past members of the Board of Management and current senior staff, reporting to the Board of Management, is not in doubt.

The independent counsel, the Audit Committee and the Supervisory Board discussed several remedial recommendations of independent counsel, including strengthening of controls and procedures and financial and tax staffing. CEO Peter Bakker was briefed by the Chairman of the Supervisory Board and the Chairman of the Audit Committee, as well as subsequently by independent counsel on the results of the investigation, including staffing assessments and the remedial recommendations. TNT's external auditor, PricewaterhouseCoopers Accountants N.V., has also been briefed on the investigation in detail by the independent counsel.

PricewaterhouseCoopers subsequently discussed those results with the Audit Committee and Supervisory Board and supports the remedial actions. The Board of Management endorses the remedial actions and has committed to swiftly implement them.

We have determined that no financial provision or contingent liability is required as a result of this investigation.

Mr. Jan Hommen, Chairman of the Supervisory Board, stated: "We are pleased that the investigation has validated our continued confidence throughout this process in the integrity of our management."

Warning about forward-looking statements
Some statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, analyses, estimates, assessments, forecasts and projections and our beliefs and assumptions about future events. Forward-looking statements include, without limitation, statements concerning our results or financial position and the results and the timing of our tax investigations and our discussions or disagreements with tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results or financial position. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

27 February 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On February 24, 2006, it purchased 438,000 TNT N.V. ordinary shares at an average price of euro 28.0095 per share.

It is TNT's intention to cancel the repurchased shares.

28 February 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On February 27, 2006, it purchased 338,000 TNT N.V. ordinary shares at an average price of euro 27.5846 per share.

It is TNT's intention to cancel the repurchased shares.

1 March 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

-	on February 28, 2006, it purchased 404,000 TNT N.V. ordinary shares at an average price of Euro 27.2586 per share,

-	during the period from December 6, 2005 until and including February 28, 2006, it purchased 23,469,752 TNT N.V. ordinary shares at an average price of Euro 26.5699 per share, and

-	the total amount of the share buyback until and including February 28, 2006 therefore amounts to 62.4% of the announced Euro 1 billion.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over ! 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 2 March 2006